SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2002.

ASHANTI GOLDFIELDS COMPANY LIMITED

(Translation of Registrant's Name Into English)

Gold House, Patrice Lumumba Road
Roman Ridge, P.O. Box 2665
Accra, Ghana

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F___

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

ASHANTI

P R E S S   R E L E A S E

FOR IMMEDIATE RELEASE **11 July 2002**

SECOND QUARTER RESULTS 2002 ANNOUNCEMENT
NOTICE OF CONFERENCE CALL

Ashanti Goldfields Company Limited will announce its Second Quarter 2002 Results on Tuesday 6 August 2002.

Ashanti's management will be available by conference call to discuss these results with securityholders, analysts and other parties.

The relevant phone-in numbers and respective times for North America and UK/other parts of the world are as follows:

UK/other parts of the world: 1000 hours BST – +44(0) 207 984 7582

(These proceedings can be replayed through August 13, 2002 calling: +44(0) 207 984 7578 – Passcode: 520541)

North America: 1100 hours EDT - +703 871 3016 and
+877 282 2315 (domestic toll free)

(These proceedings can be replayed through August 13, 2002 by calling: 703-925-2533 & 888-266-2081; Pincode: 6102648)

ENDS

Enquiries:

Ashanti Goldfields Company Limited
Ernest Abankroh - Company Secretary Tel: +233 21 774977
James Anaman - Managing Director, Public Affairs Tel: +233 21 778178

UK Contact
Corinne Gaisie – Ashanti London Representative Tel: +44 207 256 9938

North American Contact
Allan Jordan – Golin/Harris International Tel: +1 212 697 9191

Seann303/dk*

A copy of this release is available at http://www.ashantigold.com/release.htm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 12, 2002 ASHANTI GOLDFIELDS COMPANY LIMITED

By: ....

Name: Ernest Abankroh

Title: Company Secretary

Signature/ea*